April 21, 2010

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

20549

Dear Sirs:

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on April 19, 2010, to be filed by our former client, Gentor Resources, Inc.  We agree with the statements made in response to that Item insofar as they relate to our Firm.

Yours truly,

/BDO Canada LLP/

Chartered Accountants, Licensed Public Accountants